Exhibit 23.16

Consent of Brian Morris

I hereby consent to the inclusion in this Annual Report on Form 10-K, which is being filed with the United States Securities and Exchange Commission, of references to my name and the information approved by me that is of a scientific or technical nature relating to (i) the Midas mine subsequent to August 31, 2014, (ii) the Fire Creek mine subsequent to June 30, 2015, (iii) the Hollister mine subsequent to May 30, 2016, and (iv) the True North mine subsequent to June 30, 2016 (collectively, the “Scientific and Technical Information”).
I also consent to the incorporation by reference in Klondex Mines Ltd.’s Registration Statement on Form S-8 (No. 333-215156), of references to my name and the Scientific and Technical Information approved by me, which is included in the Annual Report on Form 10-K.

Dated: March 23, 2017

/s/ Brian W. Morris